Exhibit 12.1
WESTERN GAS PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009		2008		2007		2006		2005
	(dollars in thousands)
Earnings:
Income before income taxes	$107,511		$147,744		$113,646		$29,003		$11,899
Add: Fixed charges	10,331		880		6,712		10,411		9,795
Distributions from equity investee	5,487		5,128		1,349		741		—
Amortization of capitalized interest	248		6		—		—		—
Less: Equity income	6,982		4,736		4,017		1,360		—

Earnings	$116,595		$149,022		$117,690		$38,795		$21,694

Fixed charges:
Interest expense	$9,955		$364		$6,187		$9,515		$8,650
Interest component of lease expense	376		516		525		896		1,145

Fixed charges	$10,331		$880		$6,712		$10,411		$9,795

Ratio of earnings to fixed charges	11.3	x	169.3	x	17.5	x	3.7	x	2.2	x

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